STARBOARD INVESTMENT TRUST
116 South Franklin Street
Rocky Mount, North Carolina 27804
252-972-9922

May 16, 2011

VIA EDGAR

U.S. Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549

Re:	Post-Effective Amendment No. 41 to the Registration Statement on Form N-1A for The Sector Rotation Fund, a series of the Starboard Investment Trust (File Nos. 333-159484 and 811-22298).

Ladies and Gentlemen,

Pursuant to Rule 461(a) under the Securities Act of 1933, the Starboard Investment Trust and Capital Investment Group, Inc., the principal underwriter of The Sector Rotation Fund, each respectfully request that the effectiveness of Post-Effective Amendment No. 41 to the Registration Statement of the Trust on Form N-1A be accelerated to 8:00 a.m. Eastern Time, Friday, May 20, 2011 or as soon thereafter as practicable.

In filing this acceleration request, the Trust respectfully acknowledges that:

1.
Should the Securities and Exchange Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Securities and Exchange Commission from taking any action with respect to the filing;

2.
The action of the Securities and Exchange Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the fling; and

3.	The Trust may not assert this action as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the foregoing, please contact Vason Hamrick at 252-972-9922, extension 249.

Sincerely,

Starboard Investment Trust

/s/ A. Vason Hamrick

A. Vason Hamrick

Secretary

Capital Investment Group, Inc.

/s/ Richard K. Bryant

Richard K. Bryant

President

CC:	Kevin C. Rupert
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Richard Pfordte
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Marc L. Collins, Esq.
Thompson Hine, LLP
312 Walnut Street, 14th Floor
Cincinnati, OH 45202